UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☒     Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐     Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number

Maverix Metals Inc.
(Exact name of Registrant as specified in its charter)

Canada	1040	N/A
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification	Identification Number)
	Code Number)

Suite 575, 510 Burrard Street
Vancouver, British Columbia V6C 3A8
Canada
(604) 449-9290
(Address and telephone number of Registrant’s principal executive offices)

Cogency Global Inc.

10 E 40th Street, 10th Fl

New York, New York 10016

800-221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	MMX	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.  N/A

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Maverix Metals Inc. (the “Company”, “Maverix”, “Maverix Metals” or the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

This Form 40-F and the exhibits attached hereto and incorporated herein may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”), Section 21E of the Exchange Act, the Private Securities Litigation Reform Act of 1995 (the “PSLRA”) or in releases made by the Securities and Exchange Commission (“SEC”), all as may be amended from time to time.  All statements other than statements of historical fact are forward-looking statements.  The forward-looking statements contained in this Form 40-F are made only as of the date hereof.  The forward-looking statements contained in the exhibits incorporated by reference into this Form 40-F are made only as of the respective dates set forth in such exhibits.  The Company does not have, or undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information in this Form 40-F includes disclosure regarding the gold and other metal purchase agreements (“Gold Streams” or “Streams” and each individually a “Gold Stream” or “Stream”) of Maverix, royalty payments to be paid to Maverix by property owners or operators of mining projects pursuant to net smelter returns (“NSR”), gross revenue royalty (“GRR”), and other royalty agreements (“Royalties” and individually a “Royalty”), the future outlook of Maverix and the mineral reserves and resource estimates for the La Colorada mine and the Hope Bay mine.

Forward-looking statements are based on a number of material assumptions, which management of Maverix believe to be reasonable, including, but not limited to, the continuation of mining operations from which Maverix will purchase precious metals or in respect of which Maverix will receive Royalty payments, that commodity prices will not experience a material adverse change, mining operations that underlie Streams or Royalties will operate in accordance with disclosed parameters and such other assumptions as may be set out herein.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Maverix to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase precious metals (Streams) or from which it will receive Royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; as well as those factors discussed in the section entitled “Risk Factors” contained in Maverix’s most recent Annual Information Form for the year ended December 31, 2018 (the “AIF”) attached hereto as Exhibit 99.2 and incorporated by reference herewith.

Although Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results to not be as anticipated, estimated or intended.  There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information.  Accordingly, readers should not place undue reliance on forward-looking information.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit was subject to Canadian auditing and auditor independence standards.

RESOURCE AND RESERVE ESTIMATES

The exhibits incorporated by reference into this Registration Statement have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates have been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) - Definition Standards adopted by CIM Council (the “CIM Definition Standards”) which were incorporated by reference in the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) which is a rule developed by Canadian Securities Administrators that established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM standards.  These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Further, under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Reserve estimates contained in documents incorporated by reference into this Registration Statement may not qualify as “reserves” under SEC Industry Guide 7.  In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Registration Statement on Form 40-F and the portions of documents incorporated by reference herein containing descriptions of the Company’s interests in mineral deposits held by third party mine operators may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.90 inclusive, as set forth in the Exhibit Index attached hereto. In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibits 99.85 and 99.86, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Description of Capital Structure” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2018, attached hereto as Exhibit 99.2.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2018 , based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.3642.

TABLE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2018, information with respect to the Registrant’s known contractual obligations (in thousands):

	Less than 1 Year	1 to 3Years	3 to 5 Years	More Than 5 Years	Total
Long-Term Debt Obligations	$—	$16,780	$—	$—	$16,780
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	216	596	—	—	812
Purchase Obligations (1)	—	—	—	—	—
Other Long-Term Liabilities	—	—	—	—	—
Total	$216	$17,376	$—	$—	$17,592

(1)                                 Maverix is a resource-based company that acquires Royalties and Gold Stream purchase agreements from companies that have advanced stage development projects or operating mines.   Streams are acquired by entering into streaming agreements which provide, in general, that in return for making a one-time up-front payment, Maverix receives the right to purchase, at a fixed price per unit or at a variable price based on the spot market price, a percentage of a mine’s production of a specified metal for the life of the mine. Accordingly, the Company’s purchase commitments with respect to each Stream are not based on time periods, such as less than 1 year or 1 to 3 years, but rather continue for the life of the mine or the duration of the Stream agreement.  For a description of the purchase commitments of the Company, see “Note 17 - Contractual Obligations” on pages 29, of the Audited consolidated financial statements for the year ended December 31, 2018 attached as Exhibit 99.27 to this Registration Statement on Form 40-F and incorporated by reference herein.

CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the NYSE American Company Guide must disclose the significant ways in which its corporate governance practices differ from those followed by domestic companies. As required by Section 110 of the NYSE American Company Guide, the Company will disclose on its website, as of the listing date, each requirement of the NYSE American Company Guide that it does not follow and describe the home country practice followed in lieu of such requirements.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MAVERIX METALS INC.

By:	/s/ Dan O’Flaherty
Name: Dan O’Flaherty
Title: Chief Executive Officer

Date:  June 7, 2019

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1	Material Change Report dated May 31, 2019
99.2	Annual Information Form for the Financial Year ended December 31, 2018
99.3	Chief Executive Officer Certification of Annual Filings, dated May 23, 2019
99.4	Chief Financial Officer Certification of Annual Filings, dated May 23, 2019
99.5	Certificate of Amendment
99.6	News Release dated May 22, 2019 announcing application to list on NYSE American and conditional approval of graduation to the Toronto Stock Exchange
99.7	News Release dated May 22, 2019 announcing effective date of share consolidation
99.8	Unaudited consolidated financial statements for the three months ended March 31, 2019 and 2018
99.9	Management’s Discussion & Analysis for the three months ended March 31, 2019
99.10	Chief Executive Officer Certification of Interim Filings, dated May 15, 2019
99.11	Chief Financial Officer Certification of Interim Filings, dated May 15, 2019
99.12	News Release dated May 15, 2019 regarding results of Annual General and Special Meeting
99.13	News Release dated May 15, 2019 regarding financial results for first quarter 2019
99.14	Early warning report dated May 10, 2019
99.15	Press Release dated May 10, 2019
99.16	News Release dated April 23, 2019
99.17	Form of Proxy
99.18	Management Information Circular dated April 4, 2019
99.19	Notice of Annual General and Special Meeting of Shareholders to be held on May 14, 2019

99.20	Voting Instruction Form for Annual General and Special Meeting of Shareholders
99.21	Letter to Shareholders dated April 12, 2019
99.22	News Release dated April 8, 2019
99.23	News Release dated April 3, 2019
99.24	News Release dated March 28, 2019 regarding silver stream on El Mochito mine
99.25	News Release dated March 28, 2019 regarding financial results for 2018
99.26	Class 1 Reporting Issuer - Participation Fee (AB), dated March 28, 2019 for the year ended December 31, 2018
99.27	Audited consolidated financial statements for the years ended December 31, 2018 and 2017
99.28	Class 1 Reporting Issuer - Participation Fee (ON), dated March 28, 2019 for the year ended December 31, 2018
99.29	Management’s Discussion & Analysis for the twelve months ended December 31, 2018
99.30	Chief Executive Officer Certification of Annual Filings, dated March 28, 2019
99.31	Chief Financial Officer Certification of Annual Filings, dated March 28, 2019
99.32	Notice of Meeting and Record Date, dated March 8, 2019
99.33	News Release dated February 25, 2019
99.34	Shareholder Agreement by and between the Company and Gold Fields Netherlands Services B.V. dated December 23, 2016
99.35	Amended and Restated Shareholder Agreement by and between the Company and Pan American Silver Corp. dated June 29, 2016
99.36	Shareholder Agreement by and between the Company and Newmont Mining Corporation dated June 29, 2018
99.37	News Release dated December 12, 2018
99.38	News Release dated December 6, 2018
99.39	News Release dated November 26, 2018
99.40	Chief Executive Officer Certification of Interim Filings, dated November 21, 2018
99.41	Chief Financial Officer Certification of Interim Filings, dated November 21, 2018
99.42	Unaudited consolidated financial statements for the three and nine months ended September 30, 2018 and 2017
99.43	Management’s Discussion & Analysis for the three and nine months ended September 30, 2018
99.44	News Release dated November 21, 2018
99.45	News Release dated October 15, 2018
99.46	News Release dated September 19, 2018
99.47	News Release dated August 23, 2018 regarding acquisition of royalty on McCoy-Cove Project in Nevada
99.48	Chief Executive Officer Certification of Interim Filings, dated August 23, 2018
99.49	Chief Financial Officer Certification of Interim Filings, dated August 23, 2018
99.50	Management’s Discussion & Analysis for the three and six months ended June 30, 2018
99.51	Unaudited consolidated financial statements for the three and six months ended June 30, 2018 and 2017
99.52	News Release dated August 23, 2018 regarding financial results for second quarter 2018

99.53	Chief Executive Officer certification of Annual Filings dated July 27, 2018
99.54	Chief Financial Officer certification of Annual Filings dated July 27, 2018
99.55	Annual Information Form for the Financial Year ended December 31, 2017
99.56	Material Change Report dated July 23, 2018
99.57	News Release dated July 3, 2018
99.58	News Release dated June 21, 2018
99.59	Material Change Report dated June 11, 2018
99.60	News Release dated May 31, 2018
99.61	Early warning report dated May 31, 2018
99.62	News Release dated May 30, 2018
99.63	Unaudited consolidated financial statements for the three months ended March 31, 2018 and 2017
99.64	Management’s Discussion & Analysis for the three months ended March 31, 2018
99.65	Chief Executive Officer Certification of Interim Filings, dated May 30, 2018
99.66	Chief Financial Officer Certification of Interim Filings, dated May 30, 2018
99.67	Press Release dated May 29, 2018
99.68	News Release dated May 29, 2018
99.69	News Release dated May 15, 2018
99.70	Form of Proxy
99.71	Management Information Circular dated April 25, 2018
99.72	Notice of Annual General Meeting of Shareholders to be held on May 29, 2018
99.73	Letter to Shareholders dated April 25, 2018
99.74	News Release dated April 27, 2018
99.75	Class 1 Reporting Issuer - Participation Fee (AB), dated April 26, 2018 for the year ended December 31, 2017
99.76	Audited consolidated financial statements for the year ended December 31, 2017 and the period from incorporation (January 9, 2016) to December 31, 2016
99.77	Class 1 Reporting Issuer - Participation Fee (ON), dated April 26, 2018 for the year ended December 31, 2017
99.78	Management’s Discussion & Analysis for the twelve months ended December 31, 2017
99.79	Chief Executive Officer Certification of Annual Filings, dated April 26, 2018
99.80	Chief Financial Officer Certification of Annual Filings, dated April 26, 2018
99.81	Notice of Meeting and Record Date, dated March 23, 2018
99.82	News Release dated February 22, 2018
99.83	News Release dated February 6, 2018
99.84	Material Change Report dated January 10, 2018
99.85	Consent of Qualified Person (Doug Ward)
99.86	Consent of KPMG
99.87	Press Release dated June 3, 2019
99.88	Press Release dated June 4, 2019
99.89	Early warning report dated June 4, 2019
99.90	Press Release dated June 6, 2019